UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPEN LENDING CORPORATION
(Name of Subject Company)

LAKERS ACQUISITION SUB, INC.
(Name of Filing Person (Offeror))

ANV GROUP HOLDINGS LTD.
(Name of Filing Person (Parent of Offeror))

N/A
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68373J104
(CUSIP Number of Class of Securities)

Jorden Zanazzi
Executive Vice President, Chief Legal Officer
59 Maiden Lane
New York, NY 10038
(646) 458-3307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on June 29, 2026 by ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV”), and Lakers Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of ANV. The Schedule TO relates to the offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Open Lending Corporation, a Delaware corporation (“Open Lending”), at $3.15 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by replacing the first paragraph in “The Offer – Section 17 – Legal Proceedings” of the Offer to Purchase with the following:

“On July 1, 2026, a lawsuit by a purported Stockholder of Open Lending, captioned Moring v. Open Lending Corp. et. al., No. 26-cv-7749, was filed in the United States District Court for the Northern District of Illinois (the “Moring Complaint”), asserting individual claims against Open Lending and the members of the Open Lending Board (together, the “Defendants”) for materially misleading statements and omissions in the Schedule 14D-9, in violation of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Moring Complaint seeks preliminary injunctive relief preventing the Defendants from proceeding with the Offer or taking steps to consummate the transaction until Open Lending issues corrective disclosures to address the alleged deficiencies in the Schedule 14D-9; rescinding the Merger Agreement or granting rescissory damages; an accounting of damages; and the awarding of costs, including reasonable attorneys’ and expert fees and expenses. On July 7, 2026, a lawsuit by a purported stockholder of Open Lending, captioned Williams v. Open Lending Corp. et. al., Index No. 654001/2026, was filed in the Supreme Court of the State of New York, New York County (the “Williams Complaint”), asserting individual claims against the Defendants for negligent misrepresentation and concealment and negligence, in violation of New York common law, based upon information included in or omitted from the Schedule 14D-9. The Williams Complaint seeks preliminary and permanent injunctive relief preventing the Defendants from consummating the transaction until all alleged “material information” is disclosed in the Schedule 14D-9; rescission of the transaction or actual and punitive damages; and an award of fees and expenses, including reasonable attorneys’ fees and expert fees and expenses. On July 8, 2026, a lawsuit by a purported stockholder of Open Lending, captioned Thompson v. Open Lending Corp. et. al., Index No. 654026/2026, was filed in the Supreme Court of the State of New York, New York County, asserting against the Defendants substantially the same claims and seeking the same remedies as the Williams Complaint.

In addition, as of the date of this Amendment, Open Lending has received certain demand letters alleging deficiencies regarding the disclosures contained in the Schedule 14D-9.

It is possible that additional or similar complaints or demand letters may be received by Open Lending alleging similar or additional disclosure deficiencies between the date of this Amendment and consummation of the Offer. If any such additional or similar complaints or demand letters are received, Open Lending, ANV and the Purchaser may not necessarily disclose such events.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2026

ANV GROUP HOLDINGS LTD.

By:	/s/ Adam Karkowsky
Name: Adam Karkowsky
Title: Chairman and Chief Executive Officer

LAKERS ACQUISITION SUB, INC.

By:	/s/ Adam Karkowsky
Name: Adam Karkowsky
Title: President